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                                                                      EXHIBIT 51

Contact: Robert M. Burton, Director of Corporate Communications U.S. Shoe Corporation
             513-527-7471

             Mark Harnett, Information Agent        Felicia Vonella
             MacKenzie Partners, Inc.               Dewe Rogerson, Inc.
             212-929-5748                           212-688-6840

FOR IMMEDIATE RELEASE


U.S. SHOE SHAREHOLDERS VOTE TO ALLOW LUXOTTICA'S $28 PER SHARE TENDER OFFER TO PROCEED

LUXOTTICA TENDER OFFER TO EXPIRE TODAY AT 5:00 P.M. EASTERN DAYLIGHT TIME

             CINCINNATI, OHIO and MILAN, ITALY May 11, 1995 - The United States Shoe Corporation (NYSE:USR) and Luxottica Group S.p.A. (NYSE:LUX) announced today that U.S. Shoe shareholders had voted to approve the proposed acquisition of U.S. Shoe shares by Luxottica Acquisition Corp. in Luxottica's $28 per share tender offer. The special meeting of shareholders had been adjourned to today from Friday, May 5, 1995. Of the 26,799,931 shares voted, 21,983,087, or approximately 82 percent, voted to authorize the purchase of U.S. Shoe shares pursuant to the tender offer. The exact results remain subject to certification by the inspector of elections.

Luxottica's tender offer for U.S. Shoe, which is not expected to be further extended, is scheduled to expire today at 5:00 p.m., Eastern Daylight Time.

Approval under Section 1701.831 of the Ohio Revised Code was a condition to the consummation of the outstanding tender offer.

The U.S. Shoe Board of Directors recommended on April 21, 1995 that shareholders approve the $28 per share offer, which was a revision of the original $24 per share offer made March 3, 1995 by Luxottica.

"This clears the way for Luxottica to complete its tender offer," said Bannus
B. Hudson, President and CEO of U.S. Shoe. "The offer will allow our shareholders to realize significant value from their investment. It makes good on our pledge to enhance shareholder value, which we were confident would occur and are now pleased to report."

Claudio Del Vecchio, Managing Director of Luxottica Group S.p.A., said, "We are delighted with the results of this vote and look forward to completing our acquisition of U.S. Shoe and
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combining our substantial business and market strengths for the benefit of our respective shareholders, customers, suppliers, and associates."

Luxottica Group S.p.A., based in Italy, is a world leader in the design, manufacture and marketing of high-quality eyeglass frames and sunglasses in the mid and premium price categories. Luxottica's products, which are designed and manufactured in four facilities located in Italy, include over 1,700 styles available in a wide array of colors and sizes.

The United States Shoe Corporation is a specialty retailer of women's apparel, optical products and footwear, operating approximately 2,400 retail outlets and leased departments with such familiar names as Easy Spirit, Casual Corner, Petite Sophisticate, August Max Woman, and Capezio. The LensCrafters optical retailing business is the world's leading optical retailer with 604 retail stores.





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